Capital Growth Systems, Inc.

500 W. Madison Street, Suite 2060

Chicago, Illinois 60661

December 5, 2008

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Growth Systems, Inc. (the “Company”)
Registration Statement on Form S-1
Filed April 29, 2008
File No. 333-150506

Ladies and Gentlemen:

The Company previously filed the above-referenced Form S-1 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Marc Ross, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

Capital Growth Systems, Inc.

By:	/s/ Patrick Shutt
Patrick Shutt
Chief Executive Officer